CNA Chicago IL 60604-4107	D. Craig Mense
April 7, 2016	Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year December 31, 2015 Filed February 17, 2016 File No. 001-05823
VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated March 28, 2016 (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff’s comments have been repeated herein and are followed by our response. The boldfaced text included within our response is specific references to guidance from the FASB Accounting Standards Codification. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company”, “we,” and “our.”

Notes to Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Investments, page 66

1. During the fourth quarter of 2015, you changed your policy on how you amortize premiums and accrete discounts related to your fixed maturity securities, and you characterized this change as a change in estimate effected by a change in accounting principle. The policy you changed to considers the call date in addition to the maturity date and amortizes or accretes to the date that produces the lowest yield. Please address the following:

•	Tell us how you considered the guidance in ASC 310-20-35 in your determination to consider call dates, specifically the guidance in ASC 310-20-35-26 to 33;

•	Provide us your analysis and the guidance you relied upon for determining that it is appropriate to base your amortization and accretion policy on the period that produces the lowest yield;

CNA Response:

The accounting guidance within ASC 320, Investments, specifically refers to the effective interest method guidance contained in the Nonrefundable Fees and Other Subtopic of the Receivables Topic of ASC 310-20 for accretion and amortization of discounts and premiums on debt securities. The scope section of this Subtopic (ASC 310-20) states “the guidance in this Subtopic explicitly includes the following transactions: The accounting for discounts, premiums, and commitment fees associated with the purchase of loans and other debt securities such as corporate bonds, Treasury notes and bonds, groups of loans, and loan-backed securities (such as pass-through certificates, collateralized mortgage obligations, and other so-called securitized loans.” Therefore, we considered the guidance contained within this Subtopic when evaluating the accounting treatment for bond premiums and discounts, including the estimated date (maturity or call) to utilize in our constant effective yield calculation.

In making our determination to consider an estimate of future prepayments, the Company reviewed the guidance in ASC 310-20-35-26 to 33 related to loan principal prepayments, as callable features of a debt instrument are analogous to a loan prepayment. ASC 310-20-35-26 states, in part, “Except as stated in the following sentence, the calculation of the constant effective yield necessary to apply the interest method shall use the payment terms required by the loan contract, and prepayments of principal shall not be anticipated to shorten the loan term. If the entity holds a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the entity may consider estimates of future principal prepayments in the calculation of the constant effective yield necessary to apply the interest method.” Further, ASC 310-20-35-33 states, “Assuming that an entity purchases an individual callable bond at a premium, the premium may not be amortized to the earliest call date. Under paragraph 310-20-35-26, an entity must have a large number of similar loans in order to consider estimates of future principal prepayments when applying the interest method.”

Based on this guidance, we deemed it appropriate to analyze our callable debt securities to determine if we met the criteria set forth in paragraph ASC 310-20-35-26 which are:

1)	The entity holds a large number of similar securities;

2)	Exercise of the call option (prepayments) is probable, and;

3)	The timing and amount of prepayments can be reasonably estimated.

The guidance in ASC 310-20-35-30 provides examples of some of the characteristics to be considered when assessing when it is appropriate to aggregate similar loans. As a point of reference, at December 31, 2014 we held approximately $4 billion of callable debt securities purchased at a premium in our investment portfolio (representing approximately 500 individual securities). After considering the characteristics noted in ASC 310-20-35-30, we concluded that the number of callable debt securities purchased at a premium was sufficiently large enough and had sufficiently similar characteristics that prepayment experience on these debt securities is expected to behave similarly in a variety of interest rate scenarios. Similarly, these debt securities are homogenous in their type, nature, and absence of prepayment penalty.

In regards to the second and third criteria, as part of our analysis, we examined historical prepayment (call) activity since 2012 and noted that on average approximately 70% of bonds that reached their earliest call date were indeed called. We recognize that interest rates were low during these years which contributed to the high level of call experience. As required by ASC 310-20-35-27, we further considered the call experience we expect under a variety of interest rate scenarios. From a portfolio management perspective, our decision to purchase a security is with the general expectation and understanding that a callable security will be called at its earliest call date and therefore producing the lowest yield. Based on this review of historical experience and our portfolio management perspective, we concluded that utilizing the earliest call date would result in a more appropriate estimate of the prepayments/expected life of the portfolio of callable bonds purchased at a premium and therefore a prepayment estimate was deemed appropriate in our circumstances. This estimate would only apply to our portfolio of callable bonds purchased at a premium, as we considered the guidance in ASC 310-20-35-28, and noted that our previous estimate of the bonds yielding to maturity was still appropriate for our portfolio of callable bonds purchased at a discount.

In future filings, we will clarify our accounting policy disclosure with respect to amortization of premiums and accretion of discounts on fixed maturity securities to indicate that consideration of call dates (that has the effect of producing the lowest yield) only applies to fixed maturity securities purchased at a premium. The discount on fixed maturity securities purchased at a discount is accreted to the contractual maturity date of the security. Our future accounting policy disclosure will be substantially similar to the following, which has been marked for changes against the disclosure in Note A, Summary of Significant Accounting Policies in our 2015 financial statements (new language in italics):

The cost of fixed maturity securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts, which are included in Net investment income on the Consolidated Statements of Operations. The amortization of premium and accretion of discount for fixed maturity securities is recognized utilizing the effective yield method that takes into consideration call and maturity dates. Premiums are amortized to the earliest call date and discounts are accreted to the stated maturity date.

•
Provide us your analysis and the guidance you relied upon for concluding that this change was a change in estimate effected by a change in accounting principle as opposed to a change in accounting principle, and that the change was preferable.

CNA Response:

Change in Estimate Analysis

In our consideration of whether the change should be considered a change in estimate or accounting principle, the Company relied upon the guidance in ASC Topic 250, Accounting Changes and Error Corrections. ASC 250-10-45-18, states (emphasis added) “Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult. In some cases, a change in accounting estimate is effected by a change in accounting principle. One example of this type of change is a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets (hereinafter referred to as depreciation method). The new depreciation method is adopted in partial or complete recognition of a change in the estimated future benefits inherent in the asset, the pattern of consumption of those benefits, or the information available to the entity about those benefits. The effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, shall be considered changes in estimates for purposes of applying this Subtopic.”

In utilizing an effective interest methodology that takes into consideration an estimate of prepayment timing for bonds purchased at a premium as opposed to the maturity dates, the Company has revised the estimated period utilized within our calculation of the effective interest rate on our callable bond portfolio. This change was based on the recognition that the callable bonds in the investment portfolio that were purchased at a premium have been historically called prior to maturity and for the purposes of our business planning, we expect that to continue in the future, based on our view of general economic trends. Updating our estimate based on the historical pattern and expectation of bond calls will have the impact of accelerating our amortization of the bond premiums based on the resulting effective yield calculation. While we are still utilizing a constant effective interest method, we assessed that we were changing our method of applying the principle that in our judgment was inseparable from the effect of the underlying prepayment estimate. As such, the Company determined it was appropriate to treat this assumption revision as a change in estimate effected by a change in accounting principle.

Had this change in accounting been effected at the beginning of the earliest year presented in the 2015 financial statements, the change in accounting method would not have had any material impact on the results of continuing operations for any annual or interim period presented.

Preferability Analysis

The Company assessed the preferability of using an effective interest methodology that takes into consideration call dates for bonds purchased at a premium versus the maturity dates and noted the following:

•
Based on an analysis of the Company’s historical experience, we observed that a majority, or 70%, of callable bonds were called at the earliest call date. In addition, based on an interest rate sensitivity analysis and our view of general economic conditions, in our judgment, we expect this trend to continue in the future.

•	From a portfolio management perspective, the Company’s current plan and yield expectation at time of purchase is that callable bonds purchased at a premium will be called at the earliest call date.

•
Such a change provides for a better estimate of the term of the callable security resulting in a more accurate recognition of the timing of any gain or loss recorded at its call date and improved financial reporting.

•	The change to using a prepayment assumption in our constant yield calculation does not have the effect of delaying, accelerating, or avoiding an other than temporary impairment charge.

•
Although the determination of preferability is based on our particular circumstances, through a review of our peer group’s GAAP financial statements, we noted as part of our analysis that the predominant industry practice is to use a constant effective interest method that incorporates a prepayment assumption (such as a call date) that yields to worst. Therefore, this change better aligns our accounting methods with industry practice.

Due to the considerations noted above, the Company determined utilizing an effective interest methodology, that takes into consideration an estimate of prepayments (call dates) for bonds purchased at a premium, would best reflect the estimated timing of the cash flows received over the life of the security. Therefore, this method is preferable to utilizing an effective interest methodology that only considers the contractual maturity dates of the securities in our portfolio.

* * * * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer

Cc:	Sasha Parikh, Division of Corporation Finance Assistant Chief Accountant
Keira Nakada, Division of Corporation Finance Assistant Chief Accountant